QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

This is a translation of an interview with Bruno Strigini, Head of the Oncology Division at Novartis, originally published in French in the French newspaper La Tribune on November 22, 2017

 The acquisition of AAA "shows we recognize the excellence of France"
(translation, Interview with Bruno Strigini)

"The climate is changing in France and prompting us to invest in it," says Bruno Strigini, Head of the Oncology Division at Novartis.

Bruno Strigini, Head of the Oncology Division at Novartis, talks about the acceleration of oncology at the world's second-largest pharmaceutical company.

LA TRIBUNE—You're the first company to launch a cancer therapy in the US based on CAR-T, a method combining immunotherapy and gene editing, at a record price (475,000 dollars per patient). Negotiations in Europe and especially in France are likely to be difficult...

BRUNO STRIGINI—The National Institute for Health and Care Excellence (a UK health agency—Ed.), which is recognized for its expertise in health economics, has estimated the cost of our treatment at between $600,000 and $700,000. A lower price has been set on the other side of the Atlantic, corresponding to the value accorded to this treatment for acute lymphoblastic leukemia. Health economics studies have been carried out, and we identified four pricing factors: the intrinsic value in relation to existing treatment; the value to the patient and the quality of life offered by the medication (side effects—Ed.); the value to the healthcare system; and the societal impact from an economic point of view. We will try to ensure that these principles that were followed in the US are also applied in Europe.

It's time health systems begin to see medication as a solution for reducing the cost of disease management, instead of regarding it as a cost. A revolutionary medicine can help prevent hospitalization, for example. We must get out of the silo mentality of healthcare systems that set budgets for hospitals, medicines and so on.

You have proposed only charging for your new cancer therapy in those cases that show a response to treatment after one month. Will this apply in Europe?

We do indeed plan to apply this principle of payment by performance in European countries as well.

CAR-T shows a high degree of efficacy with remission rates of more than 80% for some treatments, but we have only seen short-term results from clinical trials over a period of a few months...

We are following patients over time. The technology is very new. We will report regularly on the follow-up of patients treated with our therapies. You have to bear in mind that the first patient received his infusion five years ago, and we continue to follow his progress. This type of treatment is sustainable.

CAR-T therapies promise significant revenues for your company. Will they be a growth driver to offset the decline in revenues from Gleevec (for chronic myeloid leukemia) whose patent has now expired?

We don't see it that way. This is part of the normal cycle in our company. Since the launch of Gleevec, which has generated several billion euros in annual sales, we have launched many other products and also acquired the oncology portfolio of GSK in 2014. This year, in addition to Kymriah, we have launched two other products in the US: Kisqali for breast cancer and the Rydapt for acute myeloid leukemia.

Is oncology expected to play an even more important part in Novartis?

This business accounts for a quarter of our sales today. It is already a major pillar in our organization, which is divided into two units: the first is dedicated to pharmaceuticals in general and the second to oncology. We have invested heavily in immuno-oncology in the last four years. CAR-T is the first treatment to emerge from this, but there is a total of 18 products in this field currently in the clinical trial phase. We are continuing to strengthen our oncology business with the acquisition of the French company AAA for €3.3bn last month.

Are you planning new acquisitions in oncology?

Yes. Not mega-acquisitions, but rather important bolt-on acquisitions such as that of AAA, and in the same order of magnitude.

Why is the acquisition of AAA so important for Novartis ?

We had no presence in nuclear medicine before. With AAA, we are acquiring a product launched in Europe—Luthathera for neuroendocrine tumors—and a platform for theranostics (diagnostics and therapy—Ed.). Novartis is also gaining access to promising products at early stages of research with potential applications in prostate cancer and possibly in other fields.

We are particularly attracted by access to AAA's theranostics platform, which complements our activities in oncology. With this approach, one and the same product is used for the diagnosis and treatment of cancer. A protein binds to receptors expressed in cells present in neuroendocrine tumors. Attaching a protein to a radioisotope allows these proteins to bind to the receptors. The radioisotope then penetrates the cell to destroy it.

But we're not getting into the production of diagnostics on a grand scale like Roche. On the other hand, it's clear that this is important for the development of cancer medicines that address specific mutations—especially since targeted therapies are at the heart of the Novartis strategy in oncology.

France appears to play an important part in your strategy...

The climate is changing in France and prompting us to invest in it. I am referring to the favorable economic conditions for the sector in this country, in particular the introduction of the research tax credit. This makes France more attractive than a number of other countries.

We already announced investments in France amounting to €900m at the end of 2015, for example. We currently employ more than 3000 people in France and 2000 French nationals working in Switzerland. The acquisition of AAA, which is located close to the Swiss border, will strengthen our presence further. There will be a legal entity in France for this company.

This deal and these investments show that we recognize the excellence of the country in research and science. It should be borne in mind that we are also the leading sponsor of clinical trials in the country and the leading company in terms of the pharmaceutical sales.

But there is still some catching-up to do when it comes to regulatory aspects and access to innovation in France. This is much slower than in the UK, for example.

Additional Information

This article is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares, including ordinary shares represented by American Depositary Shares, of the Company described in this article has not commenced. At the time the tender offer is commenced, Novartis and a direct and indirect wholly owned subsidiary of Novartis ("Purchaser") will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the "SEC") and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Novartis and Purchaser with the SEC will be available at no charge on the SEC's website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free under the "Investors—Financial Data" section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from the Company under the "Investor Relations" section of the Company's website at http://investorrelations.adacap.com/.

Forward Looking Statements

This article contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as "planned," "to strengthen," "to acquire," "would," "under review," "potential," "intends," "pipeline," "can," "work to," "will," or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for the Company to be commenced by Novartis, and the potential impact on Novartis of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; and regarding potential marketing approvals, new indications or labeling for the potential, investigational or approved products described in this article, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed acquisition described in this article will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Novartis will achieve any particular future financial results as a result of the proposed acquisition, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the potential, investigational or approved products described in this article will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Neither can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis' current Form 20-F on file with the SEC. Novartis is providing the information in this article as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

QuickLinks

  Exhibit 99.1
The acquisition of AAA "shows we recognize the excellence of France" (translation, Interview with Bruno Strigini)